June 06, 2019

RE:        RAD Diversified REIT, Inc.

       Draft Offering Statement on Form 1-A

       Submitted October 17, 2018

       CIK No. 0001721469

       File Number: 367-00175

Joshua Lobert and Kristina Marrone

Division of Corporation Finance

Office of Real Estate and Commodities

Dear Joshua Lobert and Kristina Marrone:

I am writing to respond to your comment letter dated May 30, 2019. Conveyed with this Submission is our Fourth Amended Draft Offering Statement ("FADOS").

  Thank you for your additional comments. We have updated the date in our FADOS to June 4, 2021. We have chosen this date because we reasonably expect that the number of shares under this offering will be offered and sold within two years from the initial qualification date.

  Thank you for your additional comments and guidance.
    We have updated page 63 of our FADOS to state that "The Net Asset Value will be the sum of the total fair value of each of the properties listed in the quarterly internal fair value assessment report minus the leverage attached to each of those properties, plus the addition of any other assets, plus all liabilities we hold.

    Attached hereto supplementally is Exhibit A, which is a detailed template for NAV disclosure.

Kind regards,

/s/ Jack Jmaev

Attorney for RAD Diversified REIT, Inc.

Exhibit A

RAD DIVERSIFIED REIT, INC.

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of RAD DIVERSIFIED REIT, INC. and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

-	Our quarterly net asset value ("NAV") per common share, including historical share pricing information;
-	the components of NAV as of ____, 20__ (___Q);
-	[the status of our share redemption plan;]* and
-	[our historical share pricing information.]*

_______________________

*as applicable

Quarterly  Pricing Supplement

As of ______, 20__ (___Q), our NAV per common share is $____. This NAV per common share shall be effective through ________, 20__, unless updated by us prior to that time. The NAV that was in effect prior to ________, 20__, was $________ per common share.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

	______, 20__	______, 20__
ASSETS:
Investments
Real estate properties, at fair value	$	$
Loans and debt securities related to real estate, at fair value
Other real estate-related investments, at fair value
Non-real estate-related investments, at fair value
Cash and cash equivalents
Receivable for securities sold and principal repayments
Interest receivable
Total assets	$	$

LIABILITIES:
Settling subscriptions	$	$
Distributions payable
Due to related party
Accounts payable and accrued expenses
Total liabilities	$	$
NET ASSETS	$	$
Net assets consist of:
Members' Equity ( _______ common shares issued and outstanding)	$	$
Retained earnings
Additional paid in capital
NET ASSETS TOTAL	$	$
NET ASSET VALUE PER SHARE, [1]	$	$

[1] The total shares issued and outstanding used in the computation of net asset value per share is the number of our common shares outstanding as of the end of the prior fiscal quarter.

On _____, 20__, the Company announced that its net asset value per share ("NAV") as of ____, 20__ is $___ per share of our Common Shares. This NAV per common share shall be effective until ____, 20__, unless updated by us prior to that time.

Calculation of NAV

As described in the sections of our Offering Circular titled "Valuation of Our Real Properties" and Calculation of Net Asset Value", as there is no market value for our shares as they are not expected to be listed or traded, our goal is to provide a reasonable estimate of the value of our shares on a quarterly basis.

In accordance with the valuation guidelines set out in our Offering Circular, our Manager will calculate our NAV per share as of the last calendar day of each quarter, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based in part upon individual appraisal reports provided annually and quarterly by third-party independent appraisers and reviewed by and as finally determined and updated quarterly by our Manager, (2) our real estate-related securities for which third-party market quotes are available, (3) our other real estate-related securities, if any, and (4) our other assets and liabilities.

Changes in our quarterly NAV includes, without limitation, interest expense, management fees, distributions, redemptions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our quarterly NAV also include material nonrecurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the quarter. The declaration of distributions will reduce the NAV in an amount equal to the accrual of our liability to pay any such distribution to our shareholders of record.

The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. You should not consider NAV to be equivalent to stockholders' equity or any other GAAP measure.

For the purposes of determining fair value for our investments, we shall rely upon objective 3rd party appraisers familiar with the market place in which an investment is situated. 3rd party appraisers shall determine fair value for each investment on a quarterly basis. To reduce the potential for mis-statement of fair value, we also intend to use a second set of 3rd party appraisers to provide a secondary fair value assessment for each investment on an annual basis.

Every quarter, each property we own will be subjected to an independent 3rd party appraisal. The 3rd party appraiser will perform a 2-6-10 Sales Comparison valuation and an Income Production valuation every quarter. Yearly, a second independent appraiser will perform a Cost To Rebuild valuation. (See Page 62 of our Offering Statement for an explanation of these methods).

Each independent 3rd party appraiser will temper their fair value appraisal based upon their knowledge of the local real estate market where each property is located. The independent 3rd party appraisers will filter out comparative sales that lay outside a 95% window. All such independent 3rd party appraisals will be conducted in conformance with the Uniform Standards of Professional Practice.

Our Manager, working with external accountants, will calculate our Net Asset Value. The Net Asset Value will be the sum of the total fair value of each of our properties minus the leverage attached to each of those properties, plus the addition of any other assets, plus all liabilities we hold. The Net Asset Value will then be divided by the number of our common shares outstanding as of the end of the prior fiscal quarter to arrive at the Determined Share Value.

Our Manager anticipates informing the independent valuation expert if a material event occurs between scheduled valuations that our Manager believes may materially affect the value of our assets.

Our goal is to provide our shareholders with a reasonable estimate of the market value of our shares on a quarterly basis. However, our assets will consist of real estate investments and, as with any real estate valuation method, the conclusions reached by our independent appraisers will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different assumptions, judgments, or opinions would likely result in different valuation estimates of our real estate assets and investments.

In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders.

However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our Manager will be responsible for making the final determination of our NAV based on the reports of the above 3rd party appraisers and our external accounting team.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each quarterly period from ____, 20__ to ____, 20__.

Date	NAV per share
____, 20__ (___Q)	$___
____, 20__ (___Q)	$___
____, 20__ (___Q)	$___
____, 20__ (___Q)	$___